Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated interim financial statements, including the notes thereto, included with this report and the section contained in our Annual Report on Form 20-F for the year ended December 31, 2023 – “Item 5. Operating and Financial Review and Prospects”. The following discussion is based on our financial information prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Certain information and disclosures normally included in the consolidated financial statements prepared in accordance with IFRS Accounting Standards (“IFRS”) have been condensed or omitted. IFRS as issued by the International Accounting Standards Board, and as adopted by the European Union, might differ in material respects from generally accepted accounting principles in other jurisdictions.

Our financial information is presented in our presentation currency, United States Dollar, or USD. Our functional currency is the Danish Krone, or DKK. Some Danish Krone amounts in this discussion and analysis have been translated solely for convenience into USD at an assumed exchange rate of DKK 6.9664 per $1.00, which was the official exchange rate of such currencies as of June 30, 2024 rounded to four decimal places.

Special Note Regarding Forward-Looking Statements

This interim report contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Many of the forward-looking statements contained in this interim report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and other similar expressions that are predictions of or indicate future events and future trends, although not all forward-looking statements contain these identifying words. These forward-looking statements include, but are not limited to, statements about:

●

the initiation, timing, progress, results, and cost of our research and development programs and our current and future pre-clinical studies and clinical trials, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available and our research and development programs;

●	the timing of and our ability to obtain and maintain regulatory approval for our product candidates;

●	our ability to identify research opportunities and discover and develop investigational medicines;

●	the ability and willingness of our third-party collaborators to continue research and development activities relating to our development candidates and investigational medicines;

●	our expectations regarding the size of the patient populations for our product candidates, if approved for commercial use;

●	our estimates of our expenses, ongoing losses, future revenue and capital requirements and our needs for or ability to obtain additional financing;

●	our ability to identify, recruit and retain key personnel;

●	our and our collaborators’ ability to protect and enforce our intellectual property protection for our proprietary and collaborative product candidates, and the scope of such protection;

●	the development of and projections relating to our competitors or our industry;

●	our or our collaborators’ ability to commercialize our product candidates, if approved;

●	the pricing and reimbursement of our investigational medicines, if approved;

●	the rate and degree of market acceptance of our investigational medicines;

●	the amount of and our ability to use our net operating losses, or NOLs, and research and development credits to offset future taxable income;

●	our ability to manage our development and expansion;

●	regulatory developments in the United States, Europe, Australia and other foreign countries;

●	our ability to manufacture our product candidates with advantages in turnaround times or manufacturing cost;

●	our ability to have our product candidates manufactured by third parties/collaborators or partners with advantages in turnaround times or manufacturing cost;

●	our ability to implement, maintain and improve effective internal controls;

●	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act and a foreign private issuer;

●

adverse effects on our business condition and results for operation from general economic and market conditions and overall fluctuations in the United States and international equity markets, including deteriorating market conditions due to investor concerns regarding inflation the effects on our business of the worldwide pandemics and the ongoing conflict in the region surrounding Ukraine and Russia and the ongoing conflict between Israel and Hamas; and

●	other risk factors.

These forward-looking statements are based on senior management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this report may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section in our Annual Report on Form 20-F for the year ended December 31, 2023 — “Item 3. Key Information—D. Risk Factors”. You are urged to consider these factors carefully in evaluating the forward-looking statements. These forward-looking statements speak only as of the date of this report. Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise. Given these risks and uncertainties, you are cautioned not to rely on such forward-looking statements as predictions of future events.

You should read this report and the documents that we reference in this report and have filed as exhibits to this report completely and with the understanding that our actual future results may be materially different from what we expect. You should also review the factors and risks we describe in the reports we will file or submit from time to time with the U.S. Securities and Exchange Commission, or the SEC, after the date of this report. We qualify all of our forward-looking statements by these cautionary statements.

Significant Risks and Uncertainties

As a TechBio company, we face a number of risks and uncertainties. These are common for the biopharmaceutical industry and relate to operations, research and development, commercial and financial activities. The Company expects to have sufficient funds into February 2025. For further information on our liquidity and our ability to continue as a going concern we refer to Note 2 to the condensed consolidated financial statements. For further information about risks and uncertainties the Company faces, we refer to our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 26, 2024. In addition to the risk profile described in the Form 20-F the below developments should be observed.

With an intensified focus on partnering both of our AI-Immunology™ platform and pipeline assets we have communicated an ambition of generating business development income/cash in of USD 14 million for 2024. However, such partnering agreements might not be concluded and no business development income may be generated within the remainder of 2024.

On May 7, 2024, we received a notification from Nasdaq that we are not in compliance with the Nasdaq requirement to maintain a minimum equity of USD 2.5 million. We have gotten an extension until November 4, 2024 to demonstrate compliance with the Nasdaq listing requirements. While we have a plan for ensuring compliance with the Nasdaq listing requirements no guarantee can be given that such compliance can be obtained. Continued non compliance would result in delisting from Nasdaq Capital Markets.

Recent Developments

Business Highlights Since Last Quarterly Update

Since the Q1 2024 financial results were released, the Company has continued to make progress on its three-pronged business model focusing on Targets, Pipeline, and Responders with a multi-partner approach. Key highlights include:

●	Several partnership discussions ongoing as our multi-partner approach advances

●

Positive and validating Phase 2 immune data on lead asset EVX-01 presented at ASCO, 67% Objective Response Rate from Phase 1 published in leading medical journal. On track for Phase 2 one-year clinical data readout at the ESMO Congress 2024 in September, as we continue the solid progress for this program

●	Improved performance of key AI-Immunology™ building block showcased at computational biology conference

●	Several important milestones on track for reporting out over the coming months

Effective as of June 30, 2024, Niels Iversen Møller resigned as a director from the Board of Directors and all Board committees of the Company. Mr. Møller had served on the Board since 2022 and was a member of the Nomination and Corporate Governance Committee and the Capital Market, Communication and Business Development Committee. Mr. Møller’s resignation was for personal reasons and was not a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On July 31, 2024, Jesper Nissen tendered his resignation as the Interim Chief Financial Officer and Chief Operating Officer of the Company, to be effective no earlier than October 31, 2024. Mr. Nissen’s resignation was for personal reasons and was not a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. The Company plans to initiate a search for a candidate to assume Mr. Nissen’s responsibilities as the Chief Financial Officer.

Results of Operations

Comparison of the three months ended June 30, 2024 and 2023

The following table summarizes our statements of profit or loss for the periods indicated (unaudited):

	Three Months Ended June 30,
	2024	2023	Change
	(USD in thousands)
Operating expenses:
Revenue	$154	$—	$154
Research and development	(2,752)	(2,936)	184
General and administrative	(1,983)	(2,741)	758
Operating loss	(4,581)	(5,677)	1,096
Finance income	220	47	173
Finance expenses	(2,036)	(278)	(1,758)
Net loss before tax	(6,397)	(5,908)	(489)
Income tax benefit	199	225	(26)
Net loss for the period	$(6,198)	$(5,683)	$(515)

Revenue

Revenue was $0.2 million for the three months ended June 30, 2024. There were no revenues earned by the Company during the three months ended June 30, 2023. The increase in revenue was solely due to the collaborative research agreement with MSD.

Research and Development

Research and development expenses were $2.8 million for the three months ended June 30, 2024 as compared to $2.9 million for the three months ended June 30, 2023. The decrease in research and development expenses was primarily due to a decrease of $0.2 million due to reduced headcount, offset by an increase of $0.1 million in external costs related to clinical trials.

General and Administrative

General and administrative expenses were $2.0 million for the three months ended June 30, 2024 as compared to $2.7 million for the three months ended June 30, 2023. The decrease in general and administrative expenses was primarily due to a decrease of $0.4 million in external costs related to overhead and professional fees and a decrease in employee-related costs of $0.3 million due to reduced headcount.

Finance Income

Finance income was related to foreign exchange gains of $0.2 million, primarily due to the strengthening of USD compared to DKK.

Finance income consisting primarily of interest from bank deposits was nominal for the three months ended June 30, 2023.

Finance Expenses

Finance expenses primarily related to a loss of $1.7 million from the remeasurement of derivative liability related to the 2024 Investor Warrants and 2023 SPA Warrants, interest expense and related loan costs of $0.2 million related to borrowings, and a loss from changes in fair value of liability classified warrants of $0.1 million for the three months ended June 30, 2024.

Finance expenses primarily related to interest expense and related loan costs of $0.2 million related to borrowings, and a loss from changes in fair value of liability classified warrants of $0.1 million for the three months ended June 30, 2023.

Income Taxes

The benefits from income tax were $0.2 million for the three months ended June 30, 2024, and $0.2 million for the three months ended June 30, 2023. Our effective tax rates for the three months ended June 30, 2024 and 2023 were different from the Danish Corporate tax rate of 22% since we only recognize deferred tax assets on temporary differences to the extent the requirements for capitalization are met. Taxable income is mainly related to expected tax receivable from R&D Tax Schemes in Denmark and Australia based on tax losses incurred in the current financial year.

Comparison of the six months ended June 30, 2024 and 2023

The following table summarizes our statements of profit or loss for the periods indicated (unaudited):

	Six Months Ended June 30,
	2024	2023	Change

	(USD in thousands)
Operating expenses:
Revenue	$205	$—	$205
Research and development	(5,588)	(6,788)	1,200
General and administrative	(3,594)	(5,283)	1,689
Operating loss	(8,977)	(12,071)	3,094
Finance income	5,838	332	5,506
Finance expenses	(2,282)	(604)	(1,678)
Net loss before tax	(5,421)	(12,343)	6,922
Income tax benefit	417	419	(2)
Net loss for the period	$(5,004)	$(11,924)	$6,920

Revenue

Revenue was $0.2 million for the six months ended June 30, 2024. There were no revenues earned by the Company during the six months ended June 30, 2023. The increase in revenue was solely due to the collaborative research agreement with MSD.

Research and Development

Research and development expenses were $5.6 million for the six months ended June 30, 2024 as compared to $6.8 million for the six months ended June 30, 2023. The decrease in research and development expenses was primarily due to a decrease in employee-related costs of $1.6 million due to reduced headcount, partially offset by an increase of $0.4 million in external costs related to clinical trials.

General and Administrative

General and administrative expenses were $3.6 million for the six months ended June 30, 2024 as compared to $5.3 million for the six months ended June 30, 2023. The decrease in general and administrative expenses was primarily due to a $1.4 million decrease in external costs related to overhead and professional fees, and a decrease in employee-related costs of $0.3 million due to decreased headcount. The decrease in overhead and professional fees is the result of initiated business initiatives whereas the decrease in in professional fees are also impacted by the timing of funding projects.

Finance Income

Finance income consists primarily of a gain of $5.5 million from remeasurement of derivative liability related to the 2024 Investor Warrants and 2023 SPA Warrants, and foreign currency gains recognized and interest income from bank deposits of $0.3 million for the six months ended June 30, 2024.

Finance income consists primarily of foreign currency gains recognized and interest income from bank deposits of $0.1 million, and a gain from changes in fair value of liability-classified warrants of $0.2 million for the six months ended June 30, 2023.

Finance Expenses

Finance expenses primarily related to an unrealized loss of $1.7 million from the remeasurement of derivative liability related to the 2024 Investor Warrants and 2023 SPA Warrants, a loss from changes in fair value of liability classified warrants of $0.1 million, interest expense and related loan costs of $0.4 million related to borrowings, and interest expense of $0.1 million for leasing liabilities for the six months ended June 30, 2024.

Finance expenses primarily related to interest expense and related loan costs of $0.4 million related to borrowings, interest expense of $0.1 million for leasing liabilities, and foreign exchange losses of $0.1 million for the six months ended June 30, 2023.

Income Taxes

The benefits from income tax were $0.4 million for the six months ended June 30, 2024, and $0.4 million for the six months ended June 30, 2023. Our effective tax rates for the six months ended June 30, 2024 and 2023 were different from the Danish Corporate tax rate of 22% since we only recognize deferred tax assets on temporary differences to the extent the requirements for capitalization are met. Taxable income is mainly related to expected tax receivable from R&D Tax Schemes in Denmark and Australia based on tax losses incurred in the current financial year.

Liquidity and Capital Resources

Overview

As a pioneering TechBio company using artificial intelligence to decode the human immune system and develop novel vaccines for cancer, bacterial diseases, and viral infections we are exposed to a variety of financial risks including liquidity risks. We have incurred significant losses and negative cash flows from operations since our inception. As of June 30, 2024, we had an accumulated deficit of $113.0 million and expect to continue to incur significant losses for the foreseeable future.

As of June 30, 2024, and December 31, 2023, our available liquidity, comprised of cash and cash equivalents, was $8.0 million and $5.6 million, respectively. At June 30, 2024 our total equity was $1.3 million. At December 31, 2023 our total deficit was $4.7 million. We generated $0.2 million in research revenue during the six months ended June 30, 2024. We have not generated any revenues during the six months ended June 30, 2023. We will not start generating significant revenue before we have obtained an out-licensing partnership.

Historically, we have funded our operations primarily through issuance of equity. On February 5, 2021, we completed our initial public offering with net proceeds of $25.3 million. On November 9, 2021, we completed a follow-on public offering with net proceeds of $24.9 million.

As announced, we have this year the ambition to generate revenue/cash in from business development deals equal to 2024 cash burn (excluding financing activities) of $14 million, although no assurances can be made that we will generate such revenue and risks remain. Our funding strategy is to balance the funding of cash needs through equity offerings, or other capital sources in case this is not covered by income from potential collaborations or licenses.

We monitor our funding situation closely to ensure that we have access to sufficient liquidity to meet our forecasted cash requirements. Analyses are run to reflect different scenarios including, but not limited to, cash runway, human capital resources and pipeline priorities to identify liquidity risk. This enables Management and the Board of Directors to prepare for new financing transactions and/or adjust the cost base accordingly. In March 2023, we adjusted our organization and reprioritized development programs to focus the operations and to save costs. With our current cash position including cash received from our public offering in February 2024, planned cash outflows from operating, investing and financing activities, we believe we will have sufficient funds into February 2025. If all pre-funded warrants included in the public offering are exercised, we expect necessary funding will be in place into March 2025. We also have an ambition to finance our cash needs through business deals including potential collaborations or licenses which will take our cash runway even further. Additionally, funding could also come through equity offerings or use of other financing transactions or through investor warrants being exercised and through prefunded warrants, which are currently held in an escrow account.

On January 22, 2024, we made effective a change to our ratio of ADSs to our ordinary shares, DKK 1 nominal value (the “ADS Ratio”). The ratio has been changed from one ADS representing one ordinary share to a new ADS Ratio of one ADS representing ten ordinary shares of the Company. The change enabled the Company to regain compliance with the Nasdaq minimum bid price requirement. Unless specified otherwise, all references in this unaudited condensed consolidated financial statements to ADS share and ADS per share data have been adjusted, including historical data, as the price per ADS has been retroactively adjusted, to give effect to the ADS Ratio change.

On June 7, 2022, we entered into a purchase agreement, or the Purchase Agreement, with Lincoln Park Capital Fund, LLC, or Lincoln Park, pursuant to which we have the right, but not the obligation, to sell to Lincoln Park up to $40.0 million of our ordinary shares, DKK 1 nominal value, represented by American Depositary Shares, or the ADSs, subject to certain limitations, from time to time over the 36-month period commencing on the date that a registration statement covering the resale of the ADSs is declared effective by the SEC. In connection with the execution and delivery of the Purchase Agreement, we issued 428,572 ordinary shares represented by ADSs to Lincoln Park as consideration for a commitment fee of $1.2 million for Lincoln Park’s commitment to purchase ordinary shares represented by ADSs under the Purchase Agreement, or the Commitment Shares.

On July 7, 2022, we filed a “selling shareholder” registration statement covering the resale by Lincoln Park to the public as the selling shareholder of up to 4,649,250 ADSs with each ADS representing one ordinary share, comprised of: (i) the 428,572 Commitment Shares, and (ii) up to an additional 4,220,678 ordinary shares represented by ADSs that we have reserved for sale to Lincoln Park under the Purchase Agreement from time to time, if and when we determine to sell additional ordinary shares represented by ADSs to Lincoln Park under the Purchase Agreement. We cannot sell ordinary shares under this agreement if the beneficial ownership by Lincoln Park and its affiliates exceeds 9.99% of our issued and outstanding ADS. The agreement is not yet operational between the parties.

On October 3, 2022 we entered into an At-The-Market Issuance Sales Agreement with JonesTrading Institutional Services LLC (“JonesTrading”) under which we could sell up to an aggregate of $14.4 million of our ordinary shares represented by ADSs. Through December 31, 2023, the Company sold 3,798,806 ordinary shares represented by ADSs for total proceeds of $6.7 million.  For the six months ended June 30, 2024, the Company sold 2,633,550 ordinary shares represented by ADSs for total proceeds of $2.6 million.

On July 31, 2023 we entered into a financing agreement with Global Growth Holding Limited (“GGH”), for the issuance of convertible notes into our ordinary shares represented by ADSs, DKK 1 nominal value, with each ordinary share represented by one ADSs. Pursuant to the agreement, we may elect to sell to GGH up to $20.0 million in such notes on any business day over the 36 month term of the agreement. We have under certain circumstances the right, but not the obligation to direct GGH to purchase tranches of up to $0.7 million, subject to certain limitations and conditions set forth in the agreement. In connection with the agreement, we are obligated to pay GGH a commitment fee totaling $1.1 million. At any time, GGH may, in its sole discretion, convert the notes into ordinary shares at specified conversion prices upon submission of a request for conversion by GGH to us. The financing agreement between us and GGH in order to become operational would require the filing of a registration statement which would be subject to approval by the SEC.

On December 18, 2023, the Company entered into a Securities Purchase Agreement (the “2023 SPA”) with a group of certain investors including all members of the Company’s Management and Board of Directors, and MSD GHI a corporate venture capital arm of Merck & Co., Inc., Rahway, NJ, USA, (collectively, the “2023 SPA Investors”), for the issuance and sale in private placement of 9,726,898 of ordinary shares, DKK 1 nominal value represented by ADSs, and accompanying warrants to purchase up to 9,726,898 ordinary shares represented by ADSs at a purchase price of $5.05 per ADS (the “2023 SPA Investor Warrants”). The 2023 SPA Investor Warrants are exercisable immediately upon issuance and expire three years after the closing date of the private placement and have an exercise price equal to DKK 47.99 per ordinary share. The gross proceeds to the Company from the private placement are $5.3 million, with up to an additional $6.8 million of gross proceeds in the event of cash exercise of the 2023 SPA Investor Warrants, before deducting offering expenses payable by the Company.

In February 2024, the Company completed a public offering through which the Company offered 757,500 ADSs representing an aggregated 7,575,000 ordinary shares, DKK 1 nominal value per share, together with warrants to purchase up to 757,500 ADSs representing 7,575,000 ordinary shares (the “February 2024 Offering”). The public offering price for each ADS and accompanying warrant is $4.00. The warrants will have an exercise price per ADS of DKK 27.52 and will be immediately exercisable for a term of five years from the date of issuance. Additionally, as part of the public offering, the Company offered prefunded warrants to purchase up to 2,992,500 ADSs representing 29,925,000 ordinary shares. The public offering price for each ADS and accompanying prefunded warrant is $1.4537 and are immediately exercisable for a term of five years from the date of issuance. After deducting fees and expenses, total proceeds to the Company from the public offering were approximately $8.4 million. During the six months ended June 30, 2024, 599,500 prefunded warrants to purchase ADSs were exercised for total proceeds of approximately $0.9 million.

Financing Requirements

We anticipate incurring additional losses until such time, if ever, we can complete our research and development activities and obtain out-licensing partnerships for our product candidates and generate revenues from such product candidates. Substantial additional financing will be needed by us to fund our operations and to continue development of our product candidates.

We monitor our funding situation closely to ensure that it has access to sufficient liquidity to meet its forecasted cash requirements. Analyses are run to reflect different scenarios including, but not limited to, cash runway, human capital resources and pipeline priorities to identify liquidity risk. This enables Management and the Board of Directors to prepare for new financing transactions and/ or adjust the cost base accordingly. With our current strategic plans, we anticipate that with the current cash position and the forecast cash requirements per the 2024 updated forecast, we will require additional financing to fund our operations and to continue development of its product candidates by latest end year 2024.

We have sufficient cash to finance operations into February 2025, but due to the continuing operating losses, expected negative cash flows and the need for additional funding to finance future operations until sufficient income from licenses, research collaborations or the like is obtained, we have concluded that there is significant doubt about our ability to continue as a going concern through one year from the balance sheet date of June 30, 2024 in these unaudited condensed consolidated financial statements.

The accompanying unaudited condensed consolidated interim financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, unaudited condensed consolidated financial statements has been prepared on a basis that assumes we will continue as a going concern, and which contemplates the realization of assets and discharge of liabilities and commitments in the normal course of business. We will seek additional capital if market conditions are favorable or if we have specific strategic considerations as well as operational requirements. Our spending will vary based on new and ongoing development and corporate activities. Due to high uncertainty of the length of time and activities associated with discovery and development of our product candidates, we are unable to estimate the actual amount of funds we will require for our developmental activities.

Our future financing requirements will depend on many factors, including, but not limited to:

●	the scope, progress, results and costs of researching and developing our AI platforms;

●

the timing of, and the costs involved in providing support to our future partners, if any, in connection with their efforts in seeking regulatory approvals in the United States and elsewhere for any future products derived from our product candidates if clinical trials are successful;

●

the cost of providing support to our future partners, if any, in connection with their commercialization activities for products derived from our product candidates, if approved for sale, including marketing, sales and distribution costs;

●	the cost of manufacturing any future product candidates for clinical trials and scaling up manufacturing in preparation for late stage clinical trials;

●	the number and characteristics of additional product candidates that we pursue;

●

our ability to establish and maintain collaborations, partnerships, licensing or other arrangements with third parties, including the timing of receipt of any potential milestone payments, licensing fees or royalty payments under these agreements;

●	the impact of climate change on our business operations;

●

the effects of the continuing hostilities between Ukraine and Russia and Israel and Hamas, along with the retaliatory measures by the global community have created global security concerns, including the possibility of expanded regional or global conflict, which have had, are likely to continue to have, short-term and likely longer-term adverse impacts on Europe and around the globe;

●

our ability to maintain, expand, and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make in connection with the licensing, filing, defense, and enforcement of any patents or other intellectual property rights;

●	the timing, receipt, and amount of sales of, or royalties on, any products developed by our future partners, if any, derived from our product candidates;

●	our need and ability to hire additional management, scientific, technical and business personnel; and

●	the extent to which we acquire or invest in businesses, products, or technologies (although we currently have no commitments or agreements relating to any of these types of transactions).

We may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of current shareholders could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of the current shareholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through collaborations, licenses and other similar arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable and/or may reduce the value of our ordinary shares. Failure to raise capital or enter into such other arrangements when needed could have a negative impact on financial conditions and our ability to pursue our business plans and strategies. If we are unable to raise additional capital when needed, we could be forced to delay, limit, reduce or terminate our product candidate development or grant rights to develop and market our product.

If we are unable to obtain additional financing on a timely basis we may be required to file for reorganization or liquidation under applicable reorganization or bankruptcy laws.

Cash Flows

The following table summarizes our cash flows for the periods indicated (unaudited):

	Six Months Ended June 30,
	2024	2023
	(USD in thousands)
Cash Flow Data:
Net cash used in operating activities	$(8,985)	$(11,294)
Net cash used in investing activities	(3)	(29)
Net cash provided by financing activities	11,394	5,337
Net change in cash and cash equivalents	$2,406	$(5,986)

Operating Activities

Net cash used in operating activities was $9.0 million for the six months ended June 30, 2024. The largest components of our cash used in operating activities during this period was a net loss for the period of $5.0 million and non-cash adjustments of $3.5 million, offset by $0.1 million of interest received. The non-cash charges primarily consisted of a gain from changes in fair value of liability-classified warrants of $3.7 million, income tax benefit of $0.4 million, and exchange rate adjustments and other immaterial changes of $0.1 million. These non-cash charges were offset by non-cash interest expense of $0.4 million, share-based compensation expense of $0.1 million, and depreciation and amortization of $0.2 million. The negative net cash attributable to changes in our current operating assets (excluding cash) and our current operating liabilities during the period was due to the timing and payment of invoices received from various minor items.

Net cash used in operating activities was $11.3 million for the six months ended June 30, 2023. The largest components of our cash used in operating activities during this period was a net loss for the period of $11.9 million, offset by non-cash adjustments of $0.7 million, and $0.1 million of interest received. The non-cash charges primarily consisted of non-cash interest expense of $0.4 million, share-based compensation expense of $0.3 million, depreciation and amortization of $0.3 million, and various other immaterial changes of $0.3 million. These non-cash charges were offset by an income tax benefit of $0.4 million, and a gain from changes in fair value of liability-classified warrants of $0.2 million. The negative net cash attributable to changes in our current operating assets (excluding cash) and our current operating liabilities during the period was due to the timing and payment of invoices received from various minor items.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2024 was nominal.

Net cash used in investing activities for the six months ended June 30, 2023 was nominal and primarily driven by the purchase of property and equipment.

Financing Activities

Net cash provided by financing activities was $11.4 million for the six months ended June 30, 2024, which was due to proceeds from the issuance of shares of $14.2 million primarily related to the February 2024 Offering and the JonesTrading arrangement. This is partially offset by transaction costs related to the issuance of shares of $2.3 million, repayments of borrowings of $0.3 million, and repayments of lease liabilities of $0.2 million.

Net cash provided by financing activities was $5.3 million for the six months ended June 30, 2023, which was primarily due to proceeds from the issuance of shares of $6.0 million. This is partially offset by repayments of borrowings of $0.3 million, transaction costs related to the issuance of shares of $0.2 million, and repayments of lease liabilities of $0.2 million.

Off-balance Sheet Arrangements

As of June 30, 2024, we did not have any material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources. We did not have any other off-balance sheet arrangements, as defined in the rules and regulations of the SEC, as of or during the periods presented.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk that the fair value of, or future cash flows from, a financial instrument will vary due to changes in market prices. The type of market risk that primarily impacts us is foreign currency risk.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The primary exposure derives from our expenditures in foreign currencies, mainly the USD. This exposure is known as transaction exposure. We are exposed to foreign currency risk as a result of operating transactions and the translation of foreign currency bank accounts and short-term deposits. We seek to minimize our exchange rate risk by maintaining cash positions in the currencies in which we expect to incur the majority of our future expenses and we make payments from those positions. For the six months ended June 30, 2024 we experienced a net foreign exchange gain of $0.1 million whereas the same period in 2023 we showed a gain of $0.1 million. We believe a 10% change in foreign exchange rate would not have a material impact on our operating results.

Interest Rate Risk

We manage interest rate risk by monitoring short- and medium-term interest rates and placing cash on deposit for periods that optimize the amount of interest earned while maintaining access to sufficient funds to meet day-to-day cash requirements. We do not currently have any loans or holdings that have variable interest rate. Accordingly, we are not exposed to material interest rate risk.

Recently Adopted Accounting Pronouncements and Accounting Pronouncements Not Yet Adopted

A description of recently adopted accounting pronouncements and accounting pronouncements not yet adopted that may potentially impact our financial position and results of operations is disclosed in Note 3 to our audited consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2023.